UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)

 OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE

REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 0-13649

BERKSHIRE BANCORP INC.

(Exact name of registrant as specified in its charter)

160 Broadway, New York, New York 10038 (212) 791-5362

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $.10 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒*
Rule 12g-4(a)(2)	☒*
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

*	Berkshire Bancorp Inc. makes this election in accordance with Section 12(g)(4) of the Securities Exchange Act of 1934 to terminate its duty to file reports with respect to its common stock. The duty of Berkshire Bancorp Inc. to file reports in accordance with Section 15(d) of the Securities Act of 1933 is automatically suspended as provided in Section 15(d)(1) of the Securities Act.

Approximate number of holders of record as of the certification or notice date: 727.

Pursuant to the requirements of the Securities Exchange Act of 1934 Berkshire Bancorp Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: November 29, 2013	BERKSHIRE BANCORP INC.

	By:	/s/ Joseph Fink
Joseph Fink
President, Chief Executive Officer
and Chief Financial Officer